Exhibit 99.1

Provident Energy Trust Provides a Strategic Planning Update

News Release 02-08
February 5, 2008

CALGARY, ALBERTA - Provident Energy Trust (“Provident”) (TSX-PVE.UN; NYSE-PVX) outlines the strategic initiatives it is undertaking respecting its investment in its United States businesses, BreitBurn Energy Partners (“BreitBurn”), a public master limited partnership, and BreitBurn Energy Company L.P. (“Devco”), a private partnership substantially owned by Provident.  Provident also provides an update with respect to its planning process initiated to facilitate business growth and performance and access to capital.  The planning process has also been in response tothe Canadian Federal Government’s decision to impose growth restrictions on Canadian energy trusts and, effective 2011, implement a tax on income trust distributions.

Provident has initiated a strategic review process for its U.S. operations which will assess, among other things, the possible sale of the BreitBurn master limited partnership units owned by Provident, as well as Provident's interest in BreitBurn GP LLC (“the General Partner”), the general partner of BreitBurn and also its interest in Devco.  Provident currently owns approximately 14.8 million units or approximately 22%of BreitBurn including units held by the General Partner of which Provident indirectly owns approximately 96%.  Provident, through a wholly owned subsidiary, indirectly owns approximately 96% of Devco.  The strategic review process will be ongoing and while it is Provident’s intention to monetize its U.S. investment, there is no certainty that this process will result in any changes to Provident’s ownership stake in its U.S. holdings.  Provident has retained Morgan Stanley as its exclusive financial advisor in connection with this strategic review process.

Provident delivered an offer to BreitBurn providing BreitBurn the opportunity to acquire Devco (the “Offer”) as an initial step in its strategic review process.  The Offer was delivered in accordance with Provident’s obligations to BreitBurn under an Omnibus Agreement (the “Omnibus Agreement”) between Provident and BreitBurn.  The Offer formally expired and Provident expects to initiate a formal auction sales process respecting Devco, all in accordance with the Omnibus Agreement.

“BreitBurn’s rapid growth has delivered considerable value to Provident and BreitBurn unitholders, while our organizations have enjoyed a mutually beneficial relationship,” said Provident President and Chief Executive Officer, Tom Buchanan.  “However, as BreitBurn has funded its accretive growth through U.S. capital markets, Provident’s ownership in the MLP has been reduced to approximately 22%.  At this ownership level we view BreitBurn as an investment rather than a strategic growth vehicle for Provident.”

BreitBurn’s assets consist primarily of producing and non-producing crude oil and natural gas reserves located in the Los Angeles Basin in California, the Antrim Shale in Michigan, the Wind River and Big Horn Basins in central Wyoming, the Permian Basin in West Texas, the Sunniland Trend in Florida, and the New Albany Shale in Indiana and Kentucky.  BreitBurn was formed in 2006 and its units are listed for trading on NASDAQ Global Select Market under the symbol “BBEP”.  Devco’s assets consist primarily of producing and non-producing crude oil reserves located in Los Angeles, Orange and Santa Barbara Counties in California.

Provident continues to assess its business plans and corporate structure as part of its overall planning in order to optimize business performance, facilitate business growth, improve overall access to capital and enhance the cost of capital for Provident’s businesses.  This planning is also required to respond to the challenges arising from the Canadian Federal Government’s decision to impose growth restrictions on Canadian energy trusts and, effective 2011, implement a tax on income trust distributions.

Provident intends through this planning initiative to consider the most viable strategic and structural options available to the trust with the objectives of capturing and protecting unitholder value going forward.  Certain options under consideration include the separation of the oil and natural gas production and the midstream components of Provident’s Canadian business.  The possible separation of the upstream and midstream businesses or other alternatives reflect Provident’s view that the full value of the component parts of the business are not currently being realized in the market.  Provident cautions that the planning required before implementation of any plans will be lengthy andcomplex and there is no certainty that the planning will result in significant changes to Provident.

Provident’s planning initiatives will not impact Provident’s capital program,budget or guidance.  The initiative confirms Provident’s belief in the high quality of its asset base, the strength of its operations and the excellence of its people. Accordingly, throughout the planning initiative, Providentwill operate its Canadian businesses in the ordinary course and continue to execute its business plan and to assess and undertake strategic growth initiatives.

“Our decision to assess Provident’s overall structure and business options is a logical step at this time,” said Mr. Buchanan.  “We have two exceptional Canadian business units with high quality assets and outstanding people.  We believe, however, that the market’s perception of Provident as a hybrid may be affecting our valuation.  The Government of Canada’s income trust tax initiative is a further driver behind our thinking.  The size, scale and strength of each of our business units gives us the flexibility to consider the possibility of separating the Canadian businesses.”

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada and the United States.  Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communication Phone: (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 – 4thAvenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com